
SEC MAIL
RECEIVED
PROCESSING
MAR 0 2005
WASH, D.C.
202
SECTION



SECURI[TIES AND EXCHANGE COMMISSI]ON

05041059

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
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| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 22741 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edwin C. Blitz Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 Waukegan Rd.- Suite 101
(No. and Street)

Northfield (City) Illinois (State) 60093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edwin C. Blitz (847) 446-7890
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kokoron & Associates, Ltd.
(Name – *if individual, state last, first, middle name*)

120 Hunters Hill Court (Address) Argyle (City) Texas (State) 76226 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 5 2005
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Edwin C. Blitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edwin C. Blitz Investments, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions


OFFICIAL SEAL
WILLIAM T BRINGHAM
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/22/05

Notary Public 4/25/05

Signature

Principal
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2005
WASH, D.C. 202 SECTION

# EDWIN C. BLITZ INVESTMENTS, INC.

## INFORMATION FILED IN ACCORDANCE WITH FORM X-17A-5 AND RULE 17a-5 (b) (4) OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2004 AND 2003

**KOKORON & ASSOCIATES, LTD.**
**120 Hunters Hill Court**
**Argyle, Texas 76226**
**(214) 668 - 4106**

Edwin C. Blitz Investments, Inc.
Skokie, Illinois

We have audited the accompanying balance sheets of Edwin C. Blitz Investments, Inc. as of December 31, 2004 and 2003, and the related statements of income and retained earnings and statements of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edwin C. Blitz Investments, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

February 22, 2005

Kokoron & Associates, Ltd.

# Edwin C. Blitz Investments, Inc.
## Balance Sheet

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| **Assets** | | |
| Current Assets: | | |
| Cash | $20,662 | $31,767 |
| Accounts Receivable | 12,654 | 17,576 |
| Total Current Assets | 33,316 | 49,343 |
| Investments (Note 3) | 8,650 | 8,650 |
| Total Assets | $41,966 | $57,993 |
| **Liabilities and Equity** | | |
| Current Liabilities: | | |
| Payable - Commissions | $6,339 | $12,180 |
| Total Liabilities | 6,339 | 12,180 |
| Equity: | | |
| Owner's Equity | | |
| Common Stock | 50,000 | 50,000 |
| Retained Earnings | (14,373) | (4,187) |
| Total Equity | 35,627 | 45,813 |
| Total Liabilities and Equity | $41,966 | $57,993 |

See Accompanying Notes to Financial Statements

## Edwin C. Blitz Investments, Inc.
## Statements of Income and
## Retained Earnings and Owner's Equity

| | Year Ended December 31, | |
|---|---|---|
| | 2004 | 2003 |
| Income: | | |
| Commissions | $368,197 | $367,629 |
| Operating Expenses: | | |
| Commissions | 244,643 | 264,530 |
| Gross wages | 95,508 | 69,942 |
| Professional fees | 4,271 | 8,992 |
| Insurance | 9,354 | 8,362 |
| Publications | 3,778 | 6,020 |
| Payroll taxes | 7,642 | 5,648 |
| Registration fees | 3,777 | 3,742 |
| Office expense | 6,586 | 7,632 |
| Travel and entertainment | 2,824 | 4,253 |
| Total Operating Expenses | 378,383 | 379,121 |
| Net Income ( Note 4) | (10,186) | (11,492) |
| Retained Earnings - Beginning | (4,187) | 7,305 |
| Dividends | 0 | 0 |
| Retained Earnings - Ending | ($14,373) | ($4,187) |

See Accompanying Notes to Financial Statements

# Edwin C. Blitz Investments, Inc.
# Statements of Cash Flow

| | Year Ended December 31, | |
|---|---|---|
| | 2004 | 2003 |
| **Cash Flow From Operating Activities:** | | |
| Cash received from clients | $373,119 | $384,396 |
| Cash paid for operating activities | 384,224 | 391,436 |
| Net cash provided by operations | (11,105) | (7,040) |
| Cash at beginning of year | 31,767 | 38,807 |
| Cash at end of year | $20,662 | $31,767 |

| | 2004 | 2003 |
|---|---|---|
| **Reconciliation of Net Income to Net Cash Provided by Operating Activities:** | | |
| Net Income (Loss) | ($10,186) | ($11,492) |
| Adjustments to reconcile net income to net cash provided by operations | | |
| Decrease (Increase) in accounts receivable | 4,922 | 16,767 |
| Increase (Decrease) in accounts payable | (5,841) | (12,315) |
| Total adjustments | (919) | 4,452 |
| Net cash provided by operating activities | ($11,105) | ($7,040) |

See Accompanying Notes to Financial Statements

**Edwin C Blitz Investments, Inc.**
**Notes to Financial Statements**
**December 31, 2004**

**Note 1 – Nature of Operations and Significant Accounting Policies:-**

The Company is operated as an Illinois corporation, having its incorporation effective January 1, 2001. The Company is engaged in the sale of securities. Commission revenue and related commission expenses are recognized at the time investments are purchased or sold for the benefit of customers.

**Note 2 – Net Capital and Net Capital Requirements:-**

Pursuant to the net capital provisions of rule 15c-1 of the Securities Exchange Act of 1934, the business is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004 the Company had a net capital and net capital requirements of $21,574 and $5,000 respectively.

**Note 3 – Investments:-**

Investments are carried on the books of the Company on a lower of cost or market. As of December 31, 2004 and 2003 the value reflects the cost of the securities owned. In the computation of net capital for the company the investments are reflected at no value due to the restrictions on ownership of the investments.

**Note 4 – Income Taxes:-**

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and as such all net income is taxed to the shareholder directly. The Company as not subject to taxes on income and as such no provision for income taxes is required at the corporate level.

# Edwin C. Blitz Investments, Inc.
## Computation of Net Capital
## December 31, 2004

| | |
|---|---|
| Total ownership equity | $35,627 |
| Deduct ownership equity not allowed for net capital | (5,403) |
| Total ownership equity qualified for net capital | 30,224 |
| Add other credits | 0 |
| Total capital and allowable subordinated liabilities | 30,224 |
| Other deductions or charges - nonallowable assets | 0 |
| Other additions or credits - unrealized gain on investments | 0 |
| Net capital before haircuts on securities positions | 30,224 |
| Haircuts on securities: | |
| U.S. Government obligations | 0 |
| Corporate obligations | 0 |
| Other securities | 8,650 |
| Net Capital | $21,574 |

SCHEDULE II

# Edwin C. Blitz Investments, Inc.
# Statement Relative to Existence of Material Differences under rule 17a-5 (d) (4)
# December 31, 2004

A reconciliation under the provisions of Rule 17a-5 (d) (4) is not required as no material differences are present.

**KOKORON & ASSOCIATES, LTD.**
**120 Hunters Hill Court**
**Argyle, Texas 76226**
**(214) 668 - 4106**

Edwin C. Blitz Investments, Inc.
Skokie, Illinois

Pursuant to the provisions of subparagraph (K) (2) (ii) of the Securities Exchange Act of 1934, it has been determined that Edwin C. Blitz Investments, Inc. is not subject to the provisions of Rule 15c3-3 of said Act as of December 31, 2004, and there was no evidence to our knowledge of any transactions of Edwin C. Blitz Investments, Inc. during the calendar year 2004 that would have made the Company subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

Exemption under the provisions of subparagraph (K) (2) (ii) of the Securities Exchange Act of 1934 is provided in that the broker-dealer cleared all customer transactions through another broker-dealer on a fully disclosed basis.

Pursuant to the provisions of Rule 15c3-1 (1), it has been determined that Edwin C. Blitz Investments, Inc. has, at all times for the year ending December 31, 2004, complied with the required capital of $5,000 by maintaining a net capital of not less than $5,000 for the period then ended.

In connection with our examination as of December 31, 2004 we state that we found no material inadequacy in (a) the accounting system, (b) the internal accounting controls and (c) the procedures for safeguarding securities. We make no recommendations for any corrective actions.

February 22, 2005

Kokoron & Associates, Ltd.